                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

                               (AMENDMENT NO. 16)*

                             THE LIBERTY CORPORATION
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                   530370 10 5
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                                 (CUSIP NUMBER)

                                December 31, 1998
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              DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

                [ ]  Rule 13d-1(b)

                [ ]  Rule 13d-1(c)

                [X]  Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages.

CUSIP NO.    530370 10 5         SCHEDULE 13G        PAGE   2   OF   4   PAGES
           ---------------                                -----     ---


(1)     NAMES OF REPORTING PERSONS

        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                            Mary Ladson Hipp Haddow
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(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *       (A)   [ ]
                                                                 (B)   [X]
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(3)     SEC USE ONLY
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(4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                                            United States of America
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                     (5)      SOLE VOTING POWER

   NUMBER OF                                150,322 Shares
    SHARES           ----------------------------------------------------------
 BENEFICIALLY
   OWNED BY          (6)      SHARED VOTING POWER
    EACH
  REPORTING                                 1,275,204 Shares
 PERSON WITH         ----------------------------------------------------------

                     (7)      SOLE DISPOSITIVE POWER

                                            150,322 Shares
                     ----------------------------------------------------------

                     (8)      SHARED DISPOSITIVE POWER

                                            1,275,204 Shares
                     ----------------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            1,425,526 Shares
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(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES *
                                                                            [ ]
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(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            7.6%
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(12)    TYPE OF REPORTING PERSON *

                                            IN
        -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

                               Page 2 of 4 pages.

                         AMENDMENT NO 16 TO SCHEDULE 13G

ITEM 1(a).  NAME OF ISSUER:

                                  The Liberty Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                                  2000 Wade Hampton Boulevard
                                  Greenville, South Carolina  29615

ITEM 2(a).  NAME OF PERSON FILING:

                                  Mary Ladson Hipp Haddow

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                                  4755 Millbrook Drive
                                  Atlanta, Georgia  30327

ITEM 2(c).  CITIZENSHIP:

                                  United States of America

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

                                  Common Stock

ITEM 2(e).  CUSIP NUMBER:
                                  530370-10-5

ITEM 3.     Not Applicable

ITEM 4.     OWNERSHIP:

            (a)  Amount Beneficially Owned:                     1,425,526 shares

            (b)  Percent of Class:                                          7.6%

            (c)  Number of shares as to which such person has:

                 (i)   Sole power to vote or direct the vote      150,322 shares

                 (ii)  Shared power to vote or direct the vote  1,275,204 shares

                 (iii) Sole power to dispose or direct the
                       disposition of                             150,322 shares

                 (iv)  Shared power to dispose or direct the
                       disposition of                           1,275,322 shares

         Mrs. Haddow disclaims beneficial ownership of all the shares shown above except the 150,322 shares as to which she has sole voting and dispositive power and 54,470 shares as to which she has shared voting and dispositive power.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                                  Not applicable.

                                Page 3 of 4 Pages

ITEM 6.     OWNERSHIP OR MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         The shares shown in Item 4(ii) and (iv) above are held by persons or entities having the right to receive dividends and sale proceeds as follows:

         (a) 1,097,940 shares (or 5.9%) are held by Wachovia Bank, Greenville, South Carolina, as trustee for the benefit of Mrs. Haddow's brothers and sister. Mrs. Haddow, Mrs. Haddow's brothers and sister and William R. Patterson are the committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts but not action with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

         (b) 1,568 shares (or .01%) are held jointly with her husband and 68,634 shares (or .4%) are held by Mrs. Haddow's husband and by or for her minor children.

         (c) 70,000 shares (or .4%) are held by the Jane F. Hipp Children's Twelve-Year Grantor Income Trust. Mrs. Haddow is a trustee of the trust.

         (d) 27,062 shares (or .1%) are held by the Mary Haddow 1988 Family Trust for the benefit of her children. Mrs. Haddow's husband and brother (H. Neel Hipp, Jr.) serve as Co-Trustees of the Trust.

         (e) 10,000 shares (or .1%) are held by the JALS Family Foundation. Mrs. Haddow's husband serves as Trustee of the Foundation.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                                  Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                                  Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP:

                                  Not applicable.

ITEM 10.    CERTIFICATION:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February   4    , 1999                          /s/ Mary Ladson Hipp Haddow
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                                                    Mary Ladson Hipp Haddow

                                Page 4 of 4 Pages